Exhibit 99.2

May 31, 2008

H.E. Dr. Rajiha bint Abdul Amir bin Ali
Minister of Tourism
P.O. Box 200
115 Madinat Al‐Sultan Qaboos
Muscat, Sultanate of Oman

Your Excellency:

Thank you so much for your letter of April 30, 2008 outlining the commercial terms pursuant to which the Omagine Project may be developed.

Please accept this letter as our approval and acceptance of the terms and conditions as outlined in your letter. Our attorney, Mr. Sean Angle, has modified the draft Development Agreement to comport with the terms and conditions specified in your letter. He will arrange for the delivery to your office within the next few days of several copies of the draft Development Agreement for your review and approval.

With respect to your request for the information contained in Part Two of your letter, please be advised of the following:

1. H.E. Mohammed Nasser Al‐Khasibi has agreed to purchase five percent (5%) of the capital stock of the Project Company for an investment amount of three million seventy one thousand two hundred fifty Omani Rials (OMR 3,071,250). Attached please find the agreement signed by His Excellency memorializing such investment.

2. Omani Union Real Estate Development Company (“ORDC”) has agreed to purchase twenty percent (20%) of the capital stock of the Project Company for an investment amount of twelve million two hundred eighty five thousand Omani Rials (OMR 12,285,000). I have not yet received the signed agreement from ORDC (which is identical in format to the agreement with H.E. Al‐Khasibi) but have been assured by ORDC’s Chairman, Mr. Hussain Jawad, that it will be forthcoming shortly. I will forward the ORDC agreement along with a listing of the ORDC shareholders to you promptly after receiving it from Mr. Jawad.

Omagine, Inc.
Empire State Building,
350 Fifth Avenue
New York, NY 10018

T. +1-212-563-4141
F. +1-212-563-3355
www.omagine.com
info@omagine.com

3. BankMuscat along with the Integrated Tourism Fund they manage have agreed pursuant to the MOU we have had with them since November 2007 to purchase a minimum of 5% and up to 25% of the capital stock of the Project Company. Attached please find their letter confirming this commitment.

4. BankMuscat has also now agreed to provide an additional USD 35 million in mezzanine equity for the Project Company, if required. We do not presently anticipate that this additional equity will in fact be required, but deem it prudent to have the firm commitment for this facility in place.

5. Through the good offices of Bank Muscat we met this week with representatives of the Royal Court Affairs and presented the Omagine Project and the investment opportunity to them (on the identical terms and conditions as numbers 1 and 2 above). Royal Court Affairs has indicated its strong investment interest and has requested one week to review the transaction and respond to Omagine and BankMuscat.

Assuming ORDC promptly delivers their executed agreement to us regarding the investment they have verbally agreed to, we will have the required thirty percent (30%) Omani ownership of the Project Company.

In the event ORDC delays or decides otherwise, their proposed investment will be taken up by Royal Court Affairs if they decide to be an investor, or in the alternative, by BankMuscat (see the BankMuscat letter attached) – and we will continue to have the required thirty percent (30%) Omani ownership of the Project Company.

In addition to the above Omani investors we have a December 9, 2007 contract (copy attached) with Consolidated Contractors International Company S.A. (“CCIC”) – which is a non‐Omani investor – and is the investment arm of Consolidated Contractors Company (“CCC”) ‐ to invest nineteen million ten thousand Omani Rials in exchange for twelve (12%) of the capital stock of the Project Company.

Omagine Inc. and Journey of Light, Inc. – also non‐Omani investors – have invested approximately $8 million USD to date to bring the Omagine Project to fruition and will invest an additional 580,000 Omani Rials into the Project Company in exchange for 58% of the capital stock of the Project Company. Although Omagine Inc. continues to stand ready to tap the United States equity markets for any additional equity capital that might be required by the Project Company, the recent 30% Omani ownership requirement makes that now unnecessary.

Omagine, Inc.
Empire State Building,
350 Fifth Avenue
New York, NY 10018

T. +1-212-563-4141
F. +1-212-563-3355
www.omagine.com
info@omagine.com

In summary, the Project Company has arranged equity capital for itself of thirty eight million seventeen thousand five hundred Omani Rials (OMR 38,017,500) or approximately $99 million USD.

In addition the Project Company has arranged a stand‐by mezzanine equity capital facility for itself of thirteen million four hundred sixty one thousand five hundred thirty nine Omani Rials (OMR 13,461,539) or $35 million USD.

The Project Company will be owned 70% by non‐Omani persons and 30% by Omani persons and has an agreement with its Financial Advisor BankMuscat to arrange any senior debt that may be required. As planned, the Project Company is financially very well positioned to rapidly execute the Omagine Project.

We hope to sign the Development Agreement with the Government as soon as possible and begin development of Omagine in Oman. I look forward to your favorable response and, as always, please be assured of our continued attention to addressing any concerns you may have.

In closing, Your Excellency, I want to once again express my gratitude for your tireless efforts and support for Omagine which we believe will truly be a landmark project expressing the majestic and noble values of the Sultanate of Oman.

Sincerely yours,
Omagine, Inc.

Frank J. Drohan
President

cc: Mr. Sean Angle

Omagine, Inc.
Empire State Building,
350 Fifth Avenue
New York, NY 10018

T. +1-212-563-4141
F. +1-212-563-3355
www.omagine.com
info@omagine.com

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